EXHIBIT 14

INTEREP NATIONAL RADIO SALES, INC.

CODE OF ETHICS

FOR

SENIOR MANAGEMENT

In addition to general standards of good business conduct and ethics applicable to all directors and employees of Interep National Radio Sales, Inc. and its subsidiaries and affiliates (together, the “Company”), the Company has established this Code of Ethics for its senior management, including (i) its Chief Executive Officer (“CEO”), (ii) its senior financial officers, including its Chief Financial Officer (“CFO”) and any other senior finance or accounting personnel as the CEO or CFO may designate from time to time as being subject to this Code of Ethics, and (iii) other members of senior management, including rep company presidents, regional executives, corporate officers and such others as the CEO may designate. All such persons are sometimes referred to together in this Code of Ethics as “Senior Management”.

This Code of Ethics is designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure of financial information in the public filings and communications of the Company and compliance with applicable laws, rules, and regulations.

1. All members of Senior Management shall, in the conduct of the Company’s business and affairs, (a) act in accordance with high standards of honest and ethical conduct, including taking appropriate actions to permit and facilitate the ethical handling and resolution of actual or apparent conflicts of interest between personal and professional relationships, and (b) promote high standards of honest and ethical conduct among the Company’s employees who have responsibilities in the areas of accounting, audit, tax and financial reporting.

2. In carrying out their duties, all members of Senior Management shall promote full, fair, accurate, timely and understandable disclosure in all periodic reports and other documents that the Company files with, or furnishes to, the Securities and Exchange Commission, as well as press releases and other public communications made by the Company. Accordingly, it is the responsibility of each member of Senior Management promptly to bring to the attention of the Company’s Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

3. Each member of Senior Management other than the CEO and the CFO shall promptly bring to the attention of the CEO and the CFO, and the CEO and CFO shall promptly bring to the attention of the Disclosure Committee and the Audit Committee, any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data, (b) any fraud, whether or not material, that involves Senior

Management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls and (c) any material transaction or events that may affect the business of the Company on an on-going basis.

4. Each member of Senior Management other than the CEO and the CFO shall promptly bring to the attention of the CEO and the CFO, and the CEO and CFO shall promptly bring to the attention of the Audit Committee, any information he or she may have concerning (a) any violation of the Company’s standards of good business conduct and ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls or (b) evidence of a material violation of applicable securities or other laws, rules or regulations.

5. If a member of Senior Management brings to the attention of the CEO and the CFO a matter identified in paragraphs 3 or 4 above and does not receive an appropriate response from the CEO or CFO, as the case may be, within a reasonable time after reporting the matter, then such member shall report the matter to the Audit Committee.

6. In carrying out their duties, each member of Senior Management shall endeavor to comply, and to cause the Company to comply, with all applicable laws, rules and regulations.

7. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics by any member of Senior Management, including the CEO or CFO. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics, and shall include written notices to each individual involved, suspension with or without pay or benefits (as determined by the Board of Directors) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designees shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

March 23, 2004.